Certificate of the Treasurer

of

Fenimore Asset Management Trust

I, Joseph A. Bucci, Treasurer of Fenimore Asset Management Trust (the “Trust”), hereby certify that the premium for the FAM Funds Fidelity Bond (Financial Institution Investment Company Asset Protection Bond) issued by the Chubb Group of Insurance Companies for the Bond Period March 1, 2016 to March 1, 2017 has been paid.

Dated: March 4, 2016	/s/ Joseph A. Bucci
Joseph A. Bucci
Treasurer